UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14f-1

Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

June 8, 2009

Commission File Number: 000-51388

Tiger Renewable Energy Ltd.
(Name of Small Business Issuer in its charter)

Nevada	84-1665042
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer I.D. No.)

10 Main Street Keyport NJ 07735 (Address of principal executive offices and Zip Code)

908-675-6360 (Registrant's telephone number, including area code)

Information Statement Pursuant to Section 14(F) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.

Purpose of Information Statement

This Information Statement, which is being mailed on or about June 8, 2009 to the holders of shares of the common stock, par value $.001 per share, of Tiger Renewable Energy Ltd., a Nevada corporation (the “Company”), is being furnished in connection with a change in the majority of the members of the board of directors of the Company (the “Board”).

On June 4, 2009, an Affiliate Stock Purchase Agreement (the “Stock Purchase Agreement”) was entered into by and between Gallant Energy International Inc. (“Gallant”), the owner of 5,000,000 shares of the Company’s common stock and Lara Mac Inc. (“Lara Mac”).  Pursuant to the Stock Purchase Agreement, Gallant has sold all of its 5,000,000 shares of the Company’s common stock to Lara Mac.  As of the date hereof, Lara Mac now owns 25.6% of the Company’s 19,553,375 issued and outstanding shares.

The Gallant transaction with Lara Mac has resulted in a change in control of the largest voting block of the Company effective as of June 4, 2009.  The compensation which Gallant received from Lara Mac consisted of Lara Mac’s agreement to assure the payment of certain obligations of the Company in the amount of $162,139.05 which shall be paid by the Company in due course.  The Company is not a party to the Stock Purchase Agreement.  The address of Lara Mac is 10 Main St., Keyport, NJ 07735.

Pursuant to the Stock Purchase Agreement, and in accordance with the Company’s by-laws and applicable laws of the State of Nevada, which is the corporate domicile of the Company, on June 4, 2009 the Board appointed the following individuals to fill five vacancies on the Board, to be effective ten (10) days after the date this Schedule 14f-1 is disseminated to the Company’s shareholders: Mitchell Brown, Alex J. Kaminski, Joseph Masselli, Steve Savage and Scott Smith.  In addition, each of Mr. Clarke and Mr. Pellerin will resign from the Company’s Board of Directors effective ten (10) days after the date this Schedule 14f-1 is disseminated to the Company’s shareholders.  Neither Mr. Clarke nor Mr. Pellerin has expressed any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

In addition, pursuant to the Stock Purchase Agreement, Robert Clarke has resigned as the Company’s Chief Executive Officer and President, effective as of June 4, 2009.  In addition, on June 4, 2009, the Board appointed the following individuals to serve as officers of the Company: (i) Mitchell Brown, Chief Executive Officer; (ii) Alex J. Kaminski, Treasurer of the Company; (iii) Joseph Masselli, President and Chief Operating Officer of the Company; and (iv) Steve Savage, Assistant Secretary of the Company until the resignation of Mr. Claude Pellerin, whereupon Mr. Savage shall become the Secretary of the Company.  Following the filing of the Company’s Form 10-Q with respect to the quarter-ended April 30, 2009, Mr. Michel St-Pierre will resign and Mr. Alex J. Kaminski will become Chief Financial Officer in addition to his position as Treasurer of the Company.

This Information Statement will be mailed to all holders of record of the Company's common stock who would be entitled to vote at a meeting for election of directors determined as of the close of business on June 5, 2009.  No action is required by the shareholders of the Company in connection with changes to the composition of the Board.  However, Rule 14f-1 promulgated pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the “Act”), requires that ten (10) days prior to a change in a majority of the board of directors pursuant to an arrangement or understanding with the person or persons acquiring securities in a transaction subject to Section 13(d) or 14(d) of the Act, certain information be disseminated to the shareholders.

Voting Securities and Principal Holders Thereof

Voting Securities

As of the close of business on June 5, 2009, 19,553,375 shares of the Company’s common stock were issued and outstanding.  Each share of common stock is entitled to one vote on all matters upon which such shares can vote.  All shares of common stock are equal to each other with respect to the election of directors.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of the close of business on June 5, 2009, the total number of shares owned beneficially by the Company’s directors, officers and key employees, and any person (including any group) who is known to the Company to be the beneficial owner of more than five percent of any class of the Company's voting securities.  Except as otherwise indicated below, each person named has sole voting and investment power with respect to the shares indicated. The percentage of ownership set forth below reflects each holder's ownership interest in the 19,553,375 shares of the Company's common stock outstanding as of June 5, 2009.

Amount and Nature of
Beneficial Ownership

Name and Address of Beneficial Owner	Shares	Options/ Warrants (1)	Total (1)	Percentage of Shares Outstanding (1)
Five Percent Stockholders
Lara Mac Inc. (2)	5,000,000	0	5,000,000	25.6%
Capex Investments Limited (3)	1,500,000	0	1,500,000	7.8%
Capinvest LLC	750,000	375,000	1,125,000	5.83%
Executive Officers and Directors
Mitchell Brown, Chief Executive Officer (2) (10)	5,000,000	0	5,000,000	25.6%
Robert Clarke, Director (4)	0	0	0	*
Michel St-Pierre, Chief Financial Officer (5)	0	0	0	*	%
Claude Pellerin, Secretary (6)	62,020	5,000	67,020	*
Joseph Masselli, President and Chief Operating Officer (7) (10)	0	0	0	*	%
Alex J. Kaminski, Treasurer (8) (10)	0	0	0	*	%
Steve Savage (9) (10)	0	0	0	*	%
Scott Smith (10)	0	0	0	*	%
All officers and directors as group (8 persons)	5,062,020	5,000	5,067,020	25.9%
* Less than 1%.

The mailing address for each of the officers and directors is Tiger Renewable Energy Ltd., 10 Main St., Keyport, NJ 07735.  The Address for Capex Investments Limited is Level 3, Alexander House, 35 Cybercity, Ebene, Mauritius. The Address for Capinvest LLC is PO Box 556, Hunkins Plaza, Mainstreet, Charlestown, Nevis, West Indies.

(1)   Includes options and warrants exercisable as of the date hereof or within 60 days hereafter. The Company is unaware of any pledges of any shares, options or warrants by any of the individuals or entities listed above.  The Company intends to make option grants to certain officers and directors within the foreseeable future, however, no options or agreements pertaining to options have been granted or entered into by the Company or such officers and directors as of the date hereof.

(2)  Our Chief Executive Officer Mr. Mitchell Brown has sole voting power and sole power of disposition over all shares of Company common owned by Lara Mac Inc. and as such all such shares are therefore deemed to be beneficially owned by Mr. Brown.  Mr. Brown does not directly or indirectly own any other shares of Company Common Stock.

(3)   1,500,000 shares of the Company’s common stock are held by Capex Investments Limited (“Capex”). Mr. Harry Choi, President and Sole Director of Capex, has voting and investment control over the securities held by Capex, and is therefore deemed to be the beneficial owner of such securities.

(4)  Mr. Robert Clarke will resign from the Company’s Board of Directors effective ten (10) days after the date this Schedule 14f-1 is disseminated to the Company’s shareholders.  Mr. Clarke previously served as the Company’s CEO and resigned on June 4, 2009.

(5)  Mr. St-Pierre will resign from the Company after the filing of the Company’s Form 10-Q with respect to the quarter-ended April 30, 2009 and he will thereafter be succeeded by Mr. Alex J. Kaminski who will serve as the Company’s Chief Financial Officer in addition to his position as Treasurer of the Company.

(6)  Mr. Pellerin serves as Corporate Secretary and as a Director of the Company.  Mr. Pellerin will resign as Corporate Secretary and from the Company’s Board of Directors effective ten (10) days after the date this Schedule 14f-1 is disseminated to the Company’s shareholders.

(7)  Mr. Masselli was appointed President and Chief Operating Officer on June 4, 2009.

(8)  Mr. Kaminski was appointed Treasurer of the Company on June 4, 2009.  Following the filing of the Company’s Form 10-Q with respect to the quarter-ended April 30, 2009, Mr. Michel St-Pierre will resign and Mr. Alex J. Kaminski will then serve as Chief Financial Officer in addition to his position as Treasurer of the Company.

(9)  Mr. Savage was appointed Assistant Secretary of the Company on June 4, 2009 and following the resignation of Mr. Claude Pellerin effective ten (10) days after the date this Schedule 14f-1 is disseminated to the Company’s shareholders, Mr. Savage shall become the Secretary of the Company.

(10) Such individuals have been appointed to fill vacancies on the Company’s Board of Directors and such service as directors shall commence and be effective upon the lapse of ten (10) days after the date this Schedule 14f-1 is disseminated to the Company’s shareholders

Potential Changes in Control

To the knowledge of management, there are no present arrangements or pledges of securities of the Company which may result in a change in control of the Company.

Recent Changes in Control

All of the disclosures made under the caption above “Purpose of Information Statement” are incorporated herein by reference thereto with respect to all disclosures and descriptions required in this Schedule 14f-1 regarding recent changes in control.

Adverse Interests

The Company is not aware of any material proceeding to which any director, officer, or affiliate of the Company, or any owner of record or beneficially of more than five percent of any class of the Company’s voting securities, or security holder is a party adverse to the Company or has a material interest adverse to the Company.

Directors, Executive Officers, Promoters and Control Persons

The following table presents information with respect to our officers, directors and significant employees as of June 5, 2009:

Name	Age	Position
Robert G. Clarke	64	Director (1)
Claude Pellerin	39	Director (1)
Mitchell Brown	44	Chief Executive Officer(2)
Joseph Masselli	44	President and Chief Operating Officer(2)
Michel St-Pierre	47	Chief Financial Officer (3)
Alex J. Kaminski	43	Treasurer, Director (2)
Steve Savage	51	Assistant Secretary (2)
Scott Smith	41	(2)

(1) Mr. Clarke and Mr. Pellerin will resign as members of the Board effective ten days after the date this Schedule 14f-1 is first disseminated to the Company’s shareholders.

(2) These individuals were appointed as officers on June 4, 2009 and have commenced their services only in respect of their positions as officers of the Company.  Such individuals’ have been appointed to fill vacancies on the Board on June 4, 2009, however, such appointments will not become effective until ten days after the date this Schedule 14f-1 is first disseminated to the Company’s shareholders.

(3)  Mr. St-Pierre will resign from the Company after the filing of the Company’s Form 10-Q with respect to the quarter-ended April 30, 2009 and he will be succeeded by Mr. Alex J. Kaminski who will be appointed as the Company’s Chief Financial Officer in addition to serving in his position as Treasurer of the Company.

Each director serves until our next annual meeting of the stockholders or unless they resign earlier. The Board of Directors elects officers and their terms of office are at the discretion of the Board of Directors.

Each of our directors serves until his or her successor is elected and qualified. Each of our officers is elected by the board of directors to a term of one (1) year and serves until his or her successor is duly elected and qualified, or until he or she is removed from office.

Biographical Information Regarding Officers and Directors

Robert Clarke, Chairman, Director

Since June 2000, Mr. Clarke has been Chairman and Chief Executive Officer of 7bridge Capital Partners, a private venture capital group in Hong Kong. Prior to moving to Hong Kong Mr. Clarke was based in Vancouver, BC and played a key role in the start-up and financing of several Canadian and United States companies in the high technology and telecommunications sectors. Since mid 2001 he has been based in Hong Kong and involved in private and public companies, with a particular emphasis on the development of China opportunities. Prior to moving to Hong Kong in June 2001, Mr. Clarke served as a Director and as President and Chief Executive Officer of Waverider Communications Inc. from January 1997 to December 1997. He was a Director and Chairman of TEK Digitel Corp. from June 1998 until September 1999. Mr. Clarke also served as the Chairman of the Board of Directors of ePhone Telecom Inc. from April 1999 until July 21, 2000 when he resigned from the Board. He rejoined the Board on December 1, 2000 once again becoming Chairman, which position he held until September 12, 2002. He resigned from the ePhone Board on December 30, 2002. He also served as the Chief Executive Officer of ePhone from June 3, 1999 to July 21, 2000 and again from December 1, 2000 to July 1, 2002. For three periods: June 3, 1999 to August 8, 1999; March 9, 2000 to April 1, 2000; and December 1, 2000 to April 1, 2001 he also served as President. Mr. Clarke has also been Director and Chairman of the Board of Directors of Manaris Corporation (formerly C-Chip Technologies Corporation) from January 2003 to August 23, 2006 on which date resigned as both Chairman and a director. Mr. Clarke has also been Chairman of Cardtrend International Inc. since Oct. 2, 1998, except for a period from Dec. 17, 2004 to Oct. 5, 2005, until resigning in January 2008. He also served a Chief Executive Officer of Cardtrend (then called Asia Payment Systems Inc.) from Oct. 15, 2005 until May 22, 2006.  Mr. Clarke will resign from the Company’s Board of Directors effective ten (10) days after the date this Schedule 14f-1 is disseminated to the Company’s shareholders.  Mr. Clarke has not expressed any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Claude Pellerin, Director and Secretary

Mr. Pellerin has served as an officer of the Company since November, 2006. Mr. Pellerin is a corporate attorney and a partner in the law firm of Kaufman Laramee LLP. From 2002 through 2008, Mr. Pellerin has served as Director, President, Treasurer and Secretary of Capex Investments (Canada) Limited, an investments and financing corporation based in Montreal, Quebec. Since 2005, Mr. Pellerin has served as a Director of XL Generation International Inc., a Nevada corporation listed on the OTCBB. From 2001-2002, Mr. Pellerin served as Secretary for Equilar Capital Corporation, an Ontario Corporation listed on the Toronto Stock exchange. Between 2002 and 2004, Mr. Pellerin served as Vice President for legal affairs for Manaris Corporation, a Nevada corporation listed on the OTCBB. Since 2003, Mr. Pellerin has served as Secretary of Gourmet Flash Inc., a Quebec corporation, and from 2004-2005 served as a Director to Canadian Security Agency (2004) Inc.  Mr. Pellerin will resign from the Company’s Board of Directors effective ten (10) days after the date this Schedule 14f-1 is disseminated to the Company’s shareholders.  Mr. Pellerin has not expressed any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Mitchell Brown, Chief Executive Officer

Mr. Brown was appointed Chief Executive Officer on June 4, 2009.  From 2004 through 2007, Mr. Brown served as the President of Discount Direct, a marketing company which served various cell phone providers.  From 2007 through the date hereof, Mr. Brown has served as the Chairman and Chief Executive Officer of Cono Italiano Inc., a company which has acquired the North American rights to sell certain food products.  Mr. Brown has been appointed to fill a vacancy on the Company’s Board of Directors and such service as director shall commence and be effective upon the lapse of ten (10) days after the date this Schedule 14f-1 is disseminated to the Company’s shareholders.

Joseph Masselli, President and Chief Operating Officer

Mr. Masselli was appointed President and Chief Operating Officer on June 4, 2009.  From 2004 through 2008, Mr. Masselli, 44, was the Owner-General Managing Partner of a restaurant/club.  Since 2008, Mr. Masselli has been employed by Cono Italiano Inc., where he leads the Marketing and Public Relations efforts to establish Cono Italiano’s brand.  Mr. Masselli has been appointed to fill a vacancy on the Company’s Board of Directors and such service as director shall commence and be effective upon the lapse of ten (10) days after the date this Schedule 14f-1 is disseminated to the Company’s shareholders.

Michel St-Pierre, Chief Financial Officer

Mr. St-Pierre has served as an officer of the Company since January, 2007. Mr. St-Pierre is a registered chartered accountant in Quebec, Canada. Before working for the Company, Mr. St-Pierre held positions as the Finance Director (comparable to Corporate Treasurer) at SPB Canada Inc. from 2004-2006, Symbior Technologies Inc. from 2003-2004, and Boulangeries Comas Inc. from 2000-2003.  Mr. St-Pierre will resign from the Company after the filing of the Company’s Form 10-Q with respect to the quarter-ended April 30, 2009 and will be succeeded by Mr. Alex J. Kaminski who will be appointed as the Company’s Chief Financial Officer in addition to his position as Treasurer of the Company.

Alex J. Kaminski, Treasurer

Mr. Kaminski was appointed Treasurer of the Company on June 4, 2009  Mr. Kaminski, 43, is a Certified Public Accountant.  Since 1989, he has had his own practice.  From 2002 to 2008 he served as the Chief Financial Officer and President of Basik Funding Inc.  Since 2005, he has also served as the President of Homestead Funding Group Inc.  Following the resignation of Mr. St-Pierre after the filing of the Company’s Form 10-Q with respect to the quarter-ended April 30, 2009, Mr. Alex J. Kaminski will become the Company’s Chief Financial Officer in addition to his position as Treasurer of the Company. Mr. Kaminski has been appointed to fill a vacancy on the Company’s Board of Directors and such service as director shall commence and be effective upon the lapse of ten (10) days after the date this Schedule 14f-1 is disseminated to the Company’s shareholders.

Steve Savage, Assistant Secretary

Mr. Savage was appointed Assistant Secretary of the Company on June 4, 2009 and following the resignation of Mr. Claude Pellerin effective ten (10) days after the date this Schedule 14f-1 is disseminated to the Company’s shareholders, Mr. Savage shall become the Secretary of the Company.  For the past 5 years Mr. Savage has served as President and owner of Ocean Consultants Inc. a Real Estate Investment company. The purpose of the business was to locate, purchase, remodel and market various residential properties.  Mr. Savage has been appointed to fill a vacancy on the Company’s Board of Directors and such service as director shall commence and be effective upon the lapse of ten (10) days after the date this Schedule 14f-1 is disseminated to the Company’s shareholders.

Scott Smith

Mr. Smith has been appointed to fill a vacancy on the Company’s Board of Directors and such service as director shall commence and be effective upon the lapse of ten (10) days after the date this Schedule 14f-1 is disseminated to the Company’s shareholders.  Since 1997, Mr. Smith, 41, has served as the owner and manufacturer’s representative for S.J. Smith Distributors Inc.  Since 2002, Mr. Smith has served as the Corporate Sales Manager for Ray Catena Motor Car in Edison, NJ.

Family Relationships

None of the Company’s officers or directors have any family relationships with the Company’s other officers or directors or persons nominated or chosen by the Company to become officers or directors.

Involvement in Certain Legal Proceedings

During the past five years no director, person nominated to become a director, executive officer, promoter or control person of the Company has: (i) had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (ii) been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (iii) been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or (iv) been found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Transactions with Related Persons

There have been no transactions, since the beginning of the Company’s last fiscal year, and there are no currently proposed transactions, in which the Company was or is to be a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of the Company’s total assets at fiscal year-end for the last three completed fiscal years, and in which any related person had or will have a direct or indirect material interest.

Section 16 (a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who beneficially own more than 10% of our equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than 10% shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based on our review of the copies of such forms we received, we believe that during the fiscal year-ended January 31, 2009 all such filing requirements applicable to our officers and directors were complied with, except that reports were filed late by the following persons:

Name and principal position	Number of Late Reports	Transactions Not Timely Reported	Known Failures to File a Required Form
James Pak Chiu Leung former CEO, President and Director	1	4	0
Michel St-Pierre, Chief Financial Officer	1	1	1
Claude Pellerin, Director	1	2	0
Robert Clarke, Director	1	3	0
Gallant Energy International Inc., Former 10% Owner	1	1	0

Corporate Governance

Board Committees

The Company’s Board of Directors currently has an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and a Disclosure Policy Committee.

Audit Committee

On September 30, 2006, the Company’s Board of Directors established an Audit Committee to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing (a) the financial reports and other financial information provided by the Company to any governmental body or the public; (b) the Company’s systems of internal controls regarding finance, accounting, legal compliance and ethics; and (c) the Company’s auditing, accounting and financial reporting processes. The Company’s Audit Committee consisted of Arthur Rawl and Guy Chevrette until their resignations on June 25, 2008 and July 12, 2008.  The full board has carried out the functions and responsibilities since their resignation. The Company has adopted those standards for independence contained in the Nasdaq Marketplaces Rules, Rule 4350(d) and Rule 4200(a)(15). We have an audit committee charter which was included as an exhibit to the Company’s Report on Form 10-QSB and filed with the Securities and Exchange Commission on October 23, 2006.

Audit Committee Financial Expert

None of the Company’s independent directors have the qualifications or experience to be considered an independent financial expert.  The Company believes the cost related to retaining an independent financial expert at this time is prohibitive.  Further, because of the Company’s limited operations, the Company believes the services of a financial expert are not warranted.  The Company may appoint an independent financial expert in the future.

Compensation Committee

On September 30, 2006 the Company’s Board of Directors established a Compensation Committee. The primary responsibility of the executive compensation committee shall be to approve the compensation arrangements for the Company's senior management and to periodically review the compensation paid to the Board. The composition of the Committee shall be determined by the Board of Directors, provided that the Committee shall always have at least two members. The members of the Committee were Messrs. Guy Chevrette and Naim Kosaric until their departure in June 25, 2008 and January 26, 2009.  The full board has carried out the functions and responsibilities since their resignation.

Nominating Committee

A Nominating and Corporate Governance Committee was created on September 30, 2006. The Committee shall be composed of at least two and no more than seven Board members. The Purpose of the Committee is to identify and recommend nominees for the Board of Directors and its committees; review and recommend to the Board of Directors, or independently take, action on various Company corporate governance issues; received and respond to certain complaints raised by the Company’s employees relating to the Company’s Code of Business Conduct and Ethics, and; supervised the Company’s Chief Financial Officer in the context of the Code of Business Conduct and Ethics. Messrs. Guy Chevrette and Naim Kosaric were members of the Committee until their departure. The full board has carried out the functions and responsibilities since their resignation.

Director Independence

Neither of the current members of the Board may be deemed to be independent.  Of the five individuals who have been appointed to the Board, and who will commence their service effective ten (10) days after the date this Schedule 14f-1 is disseminated to the Company’s shareholders, Mr. Scott Smith is the only one who may be deemed to be independent.  The Company has adopted the standards for independence contained in the Nasdaq Marketplaces Rules, Rule 4350(d) and Rule 4200(a)(15).

Board Meetings and Committees; Annual Meeting Attendance

There were no formal meetings of the Board during the last full fiscal year and the Board conducted all Board actions by written consent.  The Company did not hold an annual meeting of the Company’s security holders during the prior fiscal year and does not have a policy requiring attendance by members of the Board.

Shareholder Communications

Any shareholder may communicate directly to the Board by sending a letter to the Company’s address of record.

Executive Compensation

The following table sets forth compensation for each of the past three fiscal years with respect to each person who served as Chief Executive Officer of the Company and each of the four most highly-compensated executive officers of the Company who earned a total annual salary and bonuses that exceeded $100,000 in any of the three preceding fiscal years.

Summary Compensation Table

Name and Principal Position	Year (1)(2)	Salary ($)	Option Awards ($)	Total
James Pak Chiu Leung former CEO, President and Director (3) (4) (5)	2009	70,000	0	70,000
	2008	131,000	0	131,000
	2007	18,000	20,243	38,243

Robert G. Clarke, former CEO(6)	2009	0	0	0

Michel St-Pierre CFO (7)	2009	116,694	0	116,694
	2008	109,359	0	109,359
	2007	0	0	0

(1)	No officers earned over $100,000 in any of the three preceding fiscal years, other than as set forth above.
(2)	The Company’s fiscal year ends January 31st. The Company changed its fiscal year-end from November 30, 2006 to January 31, 2007. Note that 2007 only covers two months.
(3)	Mr. Leung served as the Company’s Chief Executive Officer, President and Director from June 5, 2006 until September 9, 2008.
(4)
Mr. Leung was granted stock options to purchase 70,000 shares. The Company valued these options using the Black-Scholes option -pricing valuation model. The model uses market sourced inputs such as interest rates, stock prices, and option volatilities, the selection of which requires Company management’s judgment, and which may impact the value of the options. The assumptions used in the Black-Scholes valuation model were: a risk-free interest rate of 4.6% and 4.7%; the current stock price at date of issuance of $0.03 and $2.00 per share; the exercise price of the options of $0.05 and $2.00 per share; the term of 5 years; volatility of 157% and 160%.

(5)
The stock options granted to Mr. Leung have vested as follows: 60,000 were granted on October 5, 2006 and vested immediately, 5,000 were granted on November 6, 2006, and vested on that date, and 5,000 were granted on November 6, 2006 and vested on November 6, 2007.

(6)	Mr. Clarke was appointed as the Company’s President and CEO on September 12, 2008.
(7)	Mr. St-Pierre has served as the Chief Financial Officer of the Company since January 9, 2007.

None of the officers earned any bonus, restricted stock awards, LTIP Payouts or any other annual or long term compensation except as set forth in the table above.

Outstanding Equity Awards at Fiscal Year-End (1)

The following table provides the information regarding outstanding options owned by the named executive officers and directors as of the end of our prior fiscal year on January 31, 2009. We have never granted any stock appreciation rights.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price	Option Expiration Date

James Pak Chiu Leung CEO, President and Director	5,000	0	2.00	November 6, 2012
	5,000	0	2.00	November 6, 2011
Claude Pellerin, Director	5,000	0	2.00	November 6, 2012
	5,000	0	2.00	November 6, 2011

(1)	The Company’s fiscal year ends January 31st.
(2)	Mr. Leung served as the Chief Executive Officer, President and Director of the Company from June 5, 2006 to September 9, 2008.

Director Compensation

The persons who served as members of our board of directors, including executive officers, did not receive any compensation for services as a director in the fiscal year ended January 31, 2009.

The Company does not currently have an employment or other compensation agreement with any of the directors; all directors were compensated according to the schedule above.

The directors who will be joining the Board effective ten (10) days after the date this Schedule 14f-1 is disseminated to the Company’s shareholders will not be separately compensated if they are serving as officers of the Company.  Mr. Scott Smith who will be serving only as a director and not as an officer will be paid a fee of $18,000 per annum which will be deferred for the first year of service to the Company.

Employment Contracts

As of the end of our prior fiscal year on January 31, 2009 the Company did not have any employment contracts with any officer, director or other employees.  The Company expects to negotiate and enter into employment agreements with each of the officers serving the Company.  The employment agreements currently under negotiation with the officers are expected to have the following material provisions: (i) two-year terms with automatic renewal provisions unless notice is given by either party 30 days prior to renewal; (ii) grant of 100,000 options at exercise price of fair market value and exercisable after one year vesting period for term of 6 years with provisions for cashless exercise;  (iii) 20 days’ paid vacation each year; (iv) termination only for “cause”; (v) commitment of 100% of professional time to the Company; (vi) and additional customary employment agreement terms and conditions.  The officers are expected to agree to defer their respective compensation during the first two years of service to the Company and the Company expects to offer the officers the right to convert their deferred compensation into Company common stock.  The compensation of the officers is expected to be set as follows:

Officer	Annual Salary
Mitchell Brown, Chief Executive Officer	$125,000
Joseph Masselli, President and Chief Operating Officer	$75,000
Alex Kaminski, Treasurer (1)	$50,000
Steve Savage, Assistant Secretary (2)	$50,000

(1)  Following the resignation of Mr. St-Pierre after the filing of the Company’s Form 10-Q with respect to the quarter-ended April 30, 2009, Mr. Alex J. Kaminski will become the Company’s Chief Financial Officer in addition to his position as Treasurer of the Company.

(2)  After the resignation of Mr. Claude Pellerin as Corporate Secretary  effective ten (10) days after the date this Schedule 14f-1 is disseminated to the Company’s shareholders, Mr. Savage shall be appointed as the Secretary of the Company.

The Company expects to announce and disclose the definitive employment agreement terms and conditions for each of the officers within approximately ten days from the date of this Schedule 14f-1.

Equity Incentive Plan

On October 5, 2006, the Company’s Board of Directors adopted the Company’s 2006 Equity Incentive Plan, which authorizes the Company to issue options for the purchase of up to 2,000,000 shares of the Company’s common stock, pursuant to the terms and conditions set forth therein. The Equity Incentive Plan authorizes the issuance of incentive stock options (ISO) and non-qualified stock options (NQOs) to our employees, directors or consultants.  During the year ended November 30, 2006, the Company issued 517,500 stock options to officers and directors of the Company with an average exercise price of $0.30 per share. Of the stock options issued, 450,000 were vested on October 5, 2006, 33,750 were vested on November 1, 2006 and the balance vested on November 1, 2007. Following the resignation of one of our directors in January 2007, 70,000 such options were cancelled.  During the month of August, 2007, the Company issued 50,000 stock options to officers and directors of the Company with an average exercise price of $2.86 per share. Of the stock options issued, 50,000 vested on August 1, 2007.  No options were exercised during the year ended January 31, 2009.  As of the end of our most recent fiscal year on January 31, 2009 we had three directors and officers eligible to receive options under the Equity Incentive Plan. Options to buy 277,500 shares of common stock were outstanding under the Equity Incentive Plan and 1,722,500 shares remained available for grants under this plan.

Equity Plan Administration

The compensation committee is empowered to select those eligible persons to whom options shall be granted under the 2006 Equity Incentive Plan; to determine the time or times at which each option shall be granted, whether options will be ISOs or NQOs and the number of shares to be subject to each option; and to fix the time and manner in which each option may be exercised, including the exercise price and option period, and other terms and conditions of options, all subject to the terms and conditions of the 2006 Equity Incentive Plan. The compensation committee has sole discretion to interpret and administer the Plan, and its decisions regarding the Plan are final.

Equity Plan Option Pricing

Each grant shall specify an option price per share, which shall be equal to or greater than the fair market value per share on the grant date; provided that in the case of any incentive stock option granted to a person who on any given date owns, either directly or indirectly (taking into account the attribution rules contained in Section 424(d) of the Code), stock possessing more than 10 percent of the total combined voting power of all classes of stock of the Company or any subsidiary, the option price shall not be less than 110% of the fair market value of a share on the date of grant.

Equity Plan Amendment and Termination

The Plan may be amended from time to time by the Board, but no such amendment shall increase any of the limitations concerning the shares or options available under the Plan, other than to reflect an adjustment made in accordance with Section 14 of the Plan (i.e. dilution, enlargement of the rights of participants in the Plan), change the class of persons eligible to receive grants of awards or the types of awards available under the Plan and increase the benefits to participants under the Plan, in any such case without the further approval of the stockholders of the Company. The Board will also condition any amendment on the approval of the stockholders of the Company if such approval is necessary with respect to the applicable listing or other requirements of a national securities exchange or other applicable laws, policies or regulations, and the Board may condition any amendment on the approval of the stockholders of the Company if such approval is deemed advisable to comply with such requirements.

The Plan shall terminate on the tenth anniversary of the date upon which it is approved by the stockholders of the Company, and no award shall be granted after that date.

Indemnification Agreement

Through its Indemnification Agreement, the Company agrees to indemnify directors and officers, to the extend provided for in the Agreement, and to hold them harmless from and against, any losses or expenses at any time incurred by or assessed against them arising out of or in connection with their work as a director, advisory director, Board Committee member, officer, employee or agent of the Company or of an affiliate, whether the basis of such proceeding is alleged action in an official capacity or in any other capacity while serving as an officer or director of the Company or of an Affiliate, to the fullest extent permitted by the laws of the State of New York in effect on the date hereof or as such laws may from time to time hereafter be amended to increase the scope of such permitted indemnification.

Whistleblower Procedures Policy

In accordance with the requirements of Section 301 of the Sarbanes-Oxley Act of 2002, the Audit Committee of the Board of Directors the Company has adopted this Whistleblower Procedures Policy, stating that all employees of the Company and its subsidiaries are strongly encouraged to report any evidence of financial irregularities which they may become aware of, including those with respect to internal controls, accounting or auditing matters. Under this Whistleblower Procedures Policy, the management of the Company shall promptly and periodically communicate to all employees with access to accounting, payroll and financial information the means by which they may report any such irregularities. In the event an employee is uncomfortable for any reason reporting irregularities to his or her supervisor or other management of the Company, employees may report directly to any member of the Audit Committee of the Company. The identity of any employee reporting under these procedures will be maintained as confidential at the request of the employee, or may be made on an anonymous basis. Notice must be provided to all of the Company’s employees with access to accounting, payroll and financial information in respect of these procedures.

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SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the Company has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Tiger Renewable Energy Ltd.

/s/ Mitchell Brown
Name: Mitchell Brown Title: Chief Executive Officer

June 8, 2009